Tengion, Inc.
2900 Potshop Lane, Suite 100
East Norriton, PA 19403

tel: (267) 960-4863
fax: (267) 960-4982
mobile: (610) 306-0411
joseph.labarge@tengion.com

August 29, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Jeffrey Riedler
Assistant Director

Re:	Tengion, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 18, 2011
File No. 001-34688

Dear Mr. Riedler:

This letter responds to your letter dated August 25, 2011 to Joseph W. La Barge, Vice President, General Counsel and Secretary of Tengion, Inc. (the “Company”).  For your convenience, the comment is restated below, followed by the Company’s response.

1.
If true, please explicitly state that the approval of the removal of the warrant exercise restrictions, as set forth in Proposal 2, will satisfy the shareholder approval requirements of NASDAQ Rule 5635(b) with respect to the issuance of common stock to the affiliates of HealthCap upon exercise of the warrants.  If it will not satisfy the NASDAQ requirement, please clarify and explain why you are seeking just the approval of the removal of the warrant exercise restriction.  We may have further comments.

RESPONSE:

As requested, the Company will explicitly state in its definitive proxy statement that the approval of the removal of the warrant exercise restrictions, as set forth in Proposal 2, will satisfy the shareholder approval requirements of NASDAQ Rule 5635(b) with respect to the issuance of common stock to the affiliates of HealthCap upon exercise of the warrants, and no further shareholder approval will be required.  Please see the attached reflecting changes to be incorporated in the definitive proxy statement.

Division of Corporation Finance
August 29, 2011

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding the foregoing should be directed to the undersigned, at 267-960-4863.

Sincerely,

/s/ Joseph W. La Barge
_______________________
Joseph W. La Barge
Vice President, General Counsel and
Secretary

cc:           Justin P. Klein, Esq.
Attachments

PROPOSAL 2— APPROVAL OF THE REMOVAL OF THE EXERCISE RESTRICTION ASSOCIATED

WITH CERTAIN WARRANTS HELD BY AFFILIATES OF HEALTHCAP VENTURE CAPITAL

We are requesting in this Proposal 2 that the stockholders approve the removal of the exercise restriction associated with certain warrants held by affiliates of HealthCap Venture Capital (HealthCap).

As we announced in a press release dated February 16, 2011, we had been engaged in negotiations with a publicly traded company relating to the acquisition of our Company through a stock-for-stock merger. As a result of increases in the trading price and volume of our common stock, our potential acquirer terminated merger negotiations.  In that same press release, we stated that we believed we had sufficient cash to fund our operations into April 2011. If we did not secure either a sale transaction or alternative financing through partnership or equity investment, we likely would have needed to take steps to wind down our operations so as to preserve the value of our assets for the benefit of our creditors and stockholders.

Following this announcement, on March 4, 2011, we closed a private placement of shares of our common stock and warrants to acquire shares of our common stock.  We received gross proceeds of $31.4 million in exchange for the issuance to investors of 11,079,250 shares of our common stock and warrants to purchase 10,460,875 shares of our common stock. The warrants are exercisable for a period of five years from the date of their issuance at an exercise price of $2.88 per share.  As a result of this private placement, we believe we can fund our operations through May 2012.

In this private placement, HealthCap, through its affiliates HealthCap IV L.P., HealthCap IV Bis L.P., HealthCap IV KB, and OFCO Club acquired an aggregate of 2,473,500 shares of our common stock and warrants to acquire additional 2,473,500 shares of our common stock for a total investment of $7.0 million.  HealthCap is a venture capital fund that invests globally in pharmaceutical, biotechnology, and medical technology companies.  We believe HealthCap’s willingness to participate in our private placement at this level was a driving factor in the consummation of the private placement.  Immediately prior to the private placement, HeathCap owned 1,778,493 shares of our common stock, representing 14.4% of our then outstanding common stock.  If HealthCap and its affiliates were able to exercise their warrants in full, they could acquire up to 25.9% of our common stock.

Because our common stock is traded on the NASDAQ Global Market, we are subject to the NASDAQ Marketplace Rules.  NASDAQ Marketplace Rule 5635(b) requires stockholder approval in connection with any “change in control” of a listed company.  Pursuant to its published rules and interpretations, NASDAQ generally will consider an issuance to result in a “change of control” if, subject to limited exceptions, an investor or group of investors acquires, or obtains the right to acquire, 20% or more of the common stock or the voting power of the listed company on a post-transaction basis.

Due to NASDAQ Marketplace Rule 5635(b), we included certain restrictions on the exercise of the warrants acquired in the private placement by HealthCap’s affiliates.  These restrictions prohibit the exercise of the warrants unless and until we have obtained the requisite stockholder approval (i) if and to the extent we have received written notice from NASDAQ that such exercise would result in a change of control within the meaning of NASDAQ Rule 5635(b) or (ii) if and to the extent it would result in the issuance to HealthCap or its affiliates of more than 19.99% of our common stock.

If you approve this Proposal 2, HealthCap and its affiliates could exercise their warrants in full would have the right to acquire up to 25.9% of our common ~~stock.  HealthCap~~ stock.  Approval of this Proposal 2 will satisfy the shareholder approval requirements of NASDAQ Rule 5635(b) with respect to the issuance of common stock to the affiliates of HealthCap upon exercise of the warrants, and no further shareholder approval will be required.  HealthCap has been an investor in Tengion since our founding in 2003 and has participated in each equity raise since that date, having made significant investments in our company.

Dr. Carl-Johan Dalsgaard, a member of our Board of Directors, has been a member of HealthCap since June 2000.  Dr. Dalsgaard may be deemed to have indirect beneficial ownership of the shares held by HealthCap.  Dr. Dalsgaard disclaims beneficial ownership of shares held by HealthCap except to the extent of any pecuniary interest therein.

Terms of the Private Placement

On March 1, 2011, we entered into a securities purchase agreement with certain investors, including HealthCap, pursuant to which we agreed to sell (a) 11,079,250 shares of common stock and (b)  warrants  to purchase 10,460,875 shares of common stock.  The purchase price per share of common stock and warrant was $2.83.  The transaction closed on March 4, 2011 and we received approximately $29.0 million in net proceeds.

The warrants are exercisable for a period of five years from the date of their issuance at a per share exercise price of $2.88, subject to certain adjustments as specified in the warrants.

We also entered into a Registration Rights Agreement with the investors. The Registration Rights Agreement provides that we will file a “resale” registration statement (the “Initial Registration Statement”) covering all of the shares of common stock and the shares of common stock issuable upon the exercise of the warrants, up to the maximum number of shares able to be registered pursuant to applicable SEC regulations, within 45 days of the closing of the offering. We filed this Registration Statement on April 18, 2011, which registration statement was declared effective by the SEC on May 16, 2011. Under the terms of the Registration Rights Agreement, we are obligated to maintain the effectiveness of the registration statement(s) until all securities therein are sold or otherwise can be sold pursuant to Rule 144 without any restrictions. The Registration Rights Agreement contains customary terms and conditions for a transaction of this type, including certain customary cash penalties for our failure to satisfy specified filing and effectiveness time periods.

THIS SUMMARY OF THE TERMS OF THE PRIVATE PLACEMENT IS INTENDED TO PROVIDE YOU WITH BASIC INFORMATION CONCERNING THE PRIVATE PLACEMENT; HOWEVER, IT IS NOT INTENDED AS A SUBSTITUTE FOR REVIEWING THE SECURITIES PURCHASE AGREEMENT, THE FORM OF WARRANT AND THE FORM OF REGISTRATION RIGHTS AGREEMENT IN THEIR ENTIRETY, WHICH WE HAVE PREVIOUSLY FIELD WITH THE SEC. YOU SHOULD READ THIS SUMMARY TOGETHER WITH THESE DOCUMENTS.

Required Vote

The affirmative vote of the majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote is needed to approve this Proposal 2.

Board Recommendation

Our board of directors recommends that stockholders vote “FOR” the removal of the exercise restriction associated with certain warrants held by affiliates of HealthCap.